AM

10-5-2004

50 10/4/04

SECURITIE 04013334 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 29 2004
WASH. D.C. 202

SEC FILE NUMBER
~~8-07-005049-C~~

8-15665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8-1-03 (MM/DD/YY) AND ENDING 7-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 BROAD ST.
(No. and Street)

CHATTANOOGA (City) TN (State) 37402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD E. BROWN, JR. (423) 267-3776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDERSON HUTCHERSON & MCCULLOUGH, PLLC
(Name – *if individual, state last, first, middle name*)

1000 RIVERFRONT PARKWAY (Address) CHATTANOOGA (City) TN (State) 37402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward E. Brown, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN ASSOCIATES, INC., as of JULY 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

MY COMMISSION EXPIRES:
February 20, 2007

TERRI M. WOOD NOTARY PUBLIC AT LARGE HAMILTON COUNTY, TN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN ASSOCIATES, INC.

FINANCIAL STATEMENTS

JULY 31, 2004

HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC
Certified Public Accountants

HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

We have audited the accompanying statement of financial condition of Brown Associates, Inc. as of July 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Associates, Inc. as of July 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chattanooga, Tennessee
August 26, 2004

Henderson Hutcherson
& McCullough, PLLC

1000 Riverfront Parkway • Chattanooga, Tennessee 37402-2103 • 423.756.7771 • Email: cpa@hhmcpas.com • Fax: 423.265.8125

BROWN ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2004

ASSETS	
Cash	$ 63,053
Deposits with clearing organizations	10,000
Receivable from clearing organizations	24,435
Securities owned:	
Marketable, at market value	510,145
Not readily marketable, at estimated fair value	150,000
Membership in exchanges owned, not readily marketable, at estimated fair value	50,100
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $116,114	11,993
Other assets	253,610
TOTAL ASSETS	$1,073,336
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Deferred taxes	$ 46,931
Accounts payable, accrued expenses and other liabilities	35,450
Total liabilities	82,381
STOCKHOLDERS' EQUITY	
Common stock, no par value, $2 stated value, authorized 1,000 shares, issued 500 shares	1,000
Retained earnings	989,955
Total stockholders' equity	990,955
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,073,336

The accompanying notes are an integral part of the financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF INCOME

YEAR ENDED JULY 31, 2004

REVENUES	
Commissions	$ 354,605
Trading gains	80,898
Revenue from sale of investment shares	11,327
Interest and dividends	11,073
Investment advisory fees	1,271
Other revenue	655,473
Total revenues	1,114,647
EXPENSES	
Employee compensation and benefits	876,894
Regulatory fees and expenses	9,357
Occupancy	31,703
Other expenses	125,499
Total expenses	1,043,453
INCOME BEFORE INCOME TAXES	71,194
Income tax	31,007
NET LOSS	$ 40,187

The accompanying notes are an integral part of the financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JULY 31, 2004

	Common Stock	Retained Earnings	Total Stockholders' Equity
BALANCE at August 1, 2003	$1,000	$949,768	$950,768
Net income	-	40,187	40,187
BALANCE at July 31, 2004	**$1,000**	**$989,955**	**$990,955**

The accompanying notes are an integral part of the financial statements

BROWN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 40,187
Non cash income/expenses included in net income:	
Depreciation	2,859
Unrealized gain on marketable securities	(80,898)
Deferred taxes	24,669
(Increase) decrease in operating assets	
Receivables from clearing organizations	17,369
Prepaid pension	(8,850)
Cash value of life insurance	416
Other assets	(6,539)
Increase (decrease) in operating liabilities	
Accounts payable and accrued liabilities	(63,942)
Net cash used by operations	(74,729)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures for equipment	(4,423)
Net cash used by investing activities	(4,423)
NET CHANGE IN CASH	(79,152)
Cash and cash equivalents - beginning of year	334,044
Cash and cash equivalents - end of year	$254,892
SUPPLEMENTAL DISCLOSURE OF CASH TRANSACTIONS	
Taxes paid on income	$ 20,562

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brown Associates, Inc. is a Tennessee corporation formed in 1969. The Company provides general investment and management advisory services relating to investment venture capital and pension and profit sharing plans. Additionally, the Company sells and distributes various investments such as securities, mutual funds and insurance contracts. The Company does not ordinarily provide credit to its customers. Fees and commissions are normally received from the entities offering the various investments.

Marketable Securities

The Company carries investments in marketable securities at current market value. Unrealized gains and losses resulting from changes in the market value are charged or credited to operations in the current period.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line and accelerated methods over the estimated useful lives of the depreciable assets. Estimated useful lives are as follows:

Asset	Life
Transportation Equipment	3-5 Years
Office Equipment	5-7 Years
Leasehold Improvements	15 Years

Investments in Limited Partnerships

Distributions from limited partnerships in excess of the Company's proportionate share of partnership income and permanent declines in the market values of the investments have been recorded as a reduction of the cost of the investments.

Concentration of Risk

The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not insured by the F.D.I.C., but may be insured by the S.I.P.C. At times these investments may be in excess of S.I.P.C. limits.

Deferred Income Taxes

The Company provides for deferred taxes resulting from timing differences between financial and taxable income. The timing differences result principally from unrealized gains on marketable equity securities.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recognition of Income

The Company records commissions from life insurance companies as income when received. Commissions from the sale of general securities and registered investments are recorded as income when earned.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents consist of the following balances:

Cash on hand and in banks	$ 63,053
Money Market Investment Account	191,839
Total cash and cash equivalents	$254,892

NOTE 2 – EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements and accumulated depreciation are as follows:

Office equipment	$ 62,520
Leasehold improvements	5,626
	68,146
Less accumulated depreciation	(56,153)
	$11,993

Depreciation expense was $2,859 for the year ended July 31, 2004.

NOTE 3 – OTHER ASSETS

Other assets consist of the following:

Loans receivable stockholders	$ 35,480
Cash surrender value of life insurance	74,305
Prepaid pension cost	83,845
Investment in limited partnerships	37,510
Federal and state tax refund	22,470
	$253,610

NOTE 4 – INCOME TAXES

The provision for income taxes includes the following:

Current taxes on income	
Federal	$ 5,438
State	900
	$ 6,338
Deferred taxes	
Federal	$19,302
State	5,367
Less valuation allowance	0
Total income taxes	$24,669
Total state income tax	$ 6,267
Total federal income tax	24,740
Total income tax	$31,007

The timing differences result principally from unrealized gains/losses on marketable equity securities.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company leases its building on a month-to-month basis from Ed Brown, Jr., president and major stockholder of the Company. Rental expense for the year totaled $24,000.

At July 31, 2004, the Company had receivables from stockholders of $35,480.

NOTE 6 – PENSION PLAN

The Company has a defined benefit plan covering all its employees. The benefits are based on years of service and the employees' compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the plan's funded status at July 31, 2004:

Actuarial present value of benefit obligations:	
Accumulated benefit obligation	$154,768

(Continued)

NOTE 6 – PENSION PLAN (Continued)

Projected benefit obligation for service rendered to date	$156,488
Plan assets at fair value	174,846
Funded status	18,358
Unrecognized remaining transition amount	(5,421)
Unrecognized loss	70,908
Adjustment to reconcile minimum liability	0
Prepaid pension cost	$ 83,845

Net pension cost for the year ended July 31, 2004, included the following components:

Service cost - benefits earned during the period	$ 5,693
Interest cost on projected plan benefit obligation	9,601
Actual return on plan assets	(10,572)
Net amortization and deferral	(7,393)
Net periodic pension cost (credit)	$(2,671)

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7% and 0%, respectively. The expected long-term rate of return on assets was 7%.

NOTE 7 – PROFIT SHARING PLAN

The Company has a profit-sharing plan that covers all full-time employees with a minimum of six months service who are at least 24-1/2 years of age. Contributions to the Plan are at the discretion of the Board of Directors. Management elected to contribute $21,896 to the profit sharing plan for the year ending July 31, 2004.

NOTE 8 – NET CAPITAL COMPUTATION

The following reconciles net capital per management's computation (included in the unaudited FOCUS Report as of July 31, 2004) to the audited computation thereof:

Net capital, per management's unaudited FOCUS Report	$591,201
Decrease in cash surrender value of life insurance	(416)
Increase in accounts payable	(6,179)
Increase in accrued profit sharing	(21,846)
Deferred tax liability	22,262
Decrease in accrued taxes payable	1,839
Net capital, audited	$586,861

NOTE 9 – OTHER SECURITIES

The aggregate cost, market value, and net unrealized gains on other securities as of July 31, 2004 were as follows:

	Market Value	Cost	Net Unrealized Gain
Marketable equity securities	$318,306	$169,933	$148,373
Money market funds	191,839	191,839	0
	$510,145	$361,772	$148,373

Net unrealized gains consist of gains of $148,372 and losses of $0.

NOTE 10 – RESTRICTED SECURITIES

The Company invested in 15,000 shares of First Security Group, Inc. common stock, the sale of which is restricted. There is no quoted market for First Security Group's shares. The fair market value has been determined by management to approximate cost.

The Company is also invested in 3,900 shares of the NASDAQ Stock Market, Inc., the sale of which is restricted. There is no quoted market for these shares. The fair market value has been determined by management to approximate cost.

HENDERSON HUTCHERSON
& McCULLOUGH, PLLC
Certified Public Accountants

Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Brown Associates, Inc. (the Company), for the year ended July 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1000 Riverfront Parkway • Chattanooga, Tennessee 37402-2103 • 423.756.7771 • Email: cpa@hhmcpas.com • Fax: 423.265.8125

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
August 26, 2004

Henderson Hutcherson
& McCullough, PLLC

SUPPLEMENTAL SCHEDULE

BROWN ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of JULY 31, 2004

NET CAPITAL		$ 990,955
Stockholders' equity allowable for net capital		990,955
Add:		
Other (deductions) or allowable credits:		
Deferred income taxes payable		46,931
Total capital allowable		1,037,886
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable	$200,100	
Furniture, equipment, and leasehold improvements, net	11,993	
Other assets	179,305	391,398
Net capital before haircuts on securities positions		646,488
Haircuts on securities:		
Trading and investment securities:		
Other securities	47,746	
Undue concentration	8,044	
Other – Money Market Fund	3,837	59,627
NET CAPITAL		$ 586,861
AGGREGATE INDEBTEDNESS		$ 46,931
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital		$ 3,129
Minimum dollar net capital requirement		$ 100,000
Excess net capital		$ 486,861
Excess net capital at 1,000 percent		$ 582,168
Percentage of aggregate indebtedness to net capital		8.00%
Percentage of debt to equity		12.80%

There is no material difference from the Company's computation of Net Capital, aggregate indebtedness, and basic net capital requirement.

Brown
ASSOCIATES INC.

• Discount Stock Brokerage Service • Investment Banking • Retirement & Estate Planning
• Member: NASD, SIPC

September 28, 2004

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 29 2004
WASH, D.C.
202

VIA FEDERAL EXPRESS
OVERNIGHT DELIVERY

U. S. Securities & Exchange Commission
Division of Market Regulation
450 Fifth Street, N.W.
Washington, DC 20549

Re: File No. 8-15665 - Annual Audited Report

Dear Sir or Madam:

Enclosed are two (2) originals of our firm's Annual Audited Report for the Fiscal Year ended July 31, 2004. As in the past, the CPA firm of Henderson, Hutcherson & McCullough prepared this Report.

Should you have any questions regarding the enclosed or require any additional information, please advise.

Sincerely,

Edward E. Brown, Jr.
Chairman

EEBjr/tmw
Enclosures

cc: SEC-Atlanta District Office
NASD-Rockville, Maryland
NASD-New Orleans, Louisiana
RBC Dain Correspondent Services
State of Alabama
State of Georgia
State of South Carolina
State of Tennessee
State of Texas
State of Virginia

Mailing Address:
P.O. Box 11507
Chattanooga, TN 37401-2507

Phone: (423) 267-3776
FAX: (423) 267-3782

Street Address:
819 Broad Street
Chattanooga, TN 37402